                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

             PUTNAM INVESTMENT GRADE INTERMEDIATE MUNICIPAL TRUST
           --------------------------------------------------------
                                (Name of Issuer)

                                COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  746803-10-5
           --------------------------------------------------------
                                 (CUSIP Number)
                             James E. Beckwith, Esq.
                    Lowenthal, Landau, Fischer & Bring, P.C.
                 250 Park Avenue, 10th Floor, New York, NY 10177
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 19, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

CUSIP No. 746803-10-5                 13D                 Page     of     Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Rockwood Partners, L.P.

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             172,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             172,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             None
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     172,400
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.25
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 746803-10-5                 13D                 Page     of     Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Rockwood Asset Management, Inc.

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             172,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             172,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             None
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     172,400
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.25
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 746803-10-5                 13D                 Page     of     Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Mr. Jay Buck

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     AF
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                              /x/
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             172,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             172,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             None
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     172,400
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.25
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

          This Statement relates to the shares of Common Stock (the "Shares"), of Putnam Investment Grade Intermediate Municipal Trust (the "Company"). The address of the Company's principal executive office is One Post Office Square, Boston, MA 02109.

Item 2.   IDENTITY AND BACKGROUND.

          The name of the persons filing this Statement are Rockwood Partners, L.P. (the "Partnership"), Rockwood Asset Management, Inc. (the "General Partner") and Jay Buck ("Mr. Buck", Mr. Buck, the Partnership and the General Partner are collectively referred to as the "Filing Entities").

          The Partnership is a Delaware Limited Partnership. The General Partner is a Delaware corporation. The Partnership is an investment trading partnership formed to invest in stock and mutual funds. The General Partner has no business other than as General Partner of the Partnership. The Partnership and the General Partner have their principal place of businesses and their respective principal offices at 231 Central Avenue, White Plains, NY 10606. Neither the Partnership nor the General Partner has been during the last five years convicted in a criminal proceeding. Neither the Partnership nor the General Partner has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          Mr. Buck's business address and principal office is 231 Central Avenue, White Plains, NY 10606. Mr. Buck is the President of the General Partner. Mr. Buck handles the investments of the Partnership. During the last five years, Mr. Buck has not been convicted in any criminal proceeding. During the last five years,

          Mr. Buck was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          In 1992 Mr. Buck was the subject of a regulatory investigation by the New York Stock Exchange and the Securities and Exchange Commission. The inquiry pertained to the satisfaction of ERISA requirements in the distribution of a securities offering. There was no personal benefit in the situation to Mr. Buck. Without admitting any wrongdoing, Mr. Buck settled the matter.

          Mr. Buck is a United States citizen.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The entire purchase price was obtained through working capital of the Partnership. The Partnership used the funds invested by the Partners to purchase the Shares as specified in Schedule 5(c) hereto.

Item 4.   PURPOSES OF TRANSACTION.

          The purpose of the acquisitions by the Partnership of the Shares was for investment only. The Partnership may acquire additional Shares or other securities of the Company, in privately negotiated or open market transactions, on such terms and at such times as it considers desirable. Other than as described herein, neither the Partnership, the General Partner nor Mr. Buck has any plans or proposals which would relate to or result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(         e)   Any  material change  in the  present capitalization  or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

          (j)  Any action similar to any of those enumerated above.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) The aggregate number and percentage of the class of outstanding Shares beneficially owned by the Partnership as of June 19, 1995 is 172,400 Shares and 5.25% respectively. Neither the General Partner nor Mr. Buck own any other shares other than those attributed to them as beneficial owners of the stock of the Partnership.

          (c) All Shares were purchased on the open market by the Partnership (a list of the transactions is attached hereto as Schedule 5(c)). See Item 3, which is incorporated herein by reference.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None of the Filing Entities is a party to any contract, arrangement, 87548.1 understanding or relationship (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ROCKWOOD PARTNERS, L.P.

                             BY:  ROCKWOOD ASSET MANAGEMENT, INC.


                             By:
                                ----------------------------------
                                  Name: Jay Buck
                                  Title: President


                             ROCKWOOD ASSET MANAGEMENT, INC.


                             By:
                                ----------------------------------
                                  Name: Jay Buck
                                  Title: President


                             By:
                                ----------------------------------
                                  Jay Buck, individually

- -----------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------
                                                ROCKWOOD PARTNERS
- -----------------------------------------------------------------------------------------------------------------------
                                                                                                        How Transaction
               Name                          Date                  No. of Shares     Price per Share       Effected
               ---                           ----                  -------------     ---------------       --------
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     04/20/95                  (1,200)          ($13.10)*        Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     04/27/95                   3,000             12.90          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     04/27/95                    (500)           (13.08)*        Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/10/95                  10,000             13.01          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/10/95                     300             12.94          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/11/95                   2,500             12.90          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/12/95                   7,100             12.89          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/15/95                   1,000             12.91          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/16/95                  25,600             13.02          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/17/95                   1,100             13.03          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/18/95                   1,000             13.03          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/19/95                     800             13.04          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/22/95                  51,000             13.01          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/23/95                   4,800             13.02          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/24/95                     800             13.04          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/25/95                   1,000             13.03          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/26/95                   1,300             13.03          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/30/95                     500             13.05          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     05/30/95                  15,000             13.13          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/02/95                    (300)           (13.35)*        Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/02/05                  (2,700)           (13.35)         Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/05/95                   1,700             13.40          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/06/95                   2,400             13.40          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/07/95                   5,200             13.39          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/08/95                   1,600             13.40          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/09/95                   1,000             13.41          Open Market
- -----------------------------------------------------------------------------------------------------------------------

                                  * Sale of Shares           (Page 1 of 2)

- -----------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------
                                                ROCKWOOD PARTNERS
- -----------------------------------------------------------------------------------------------------------------------
                                                                                                        How Transaction
               Name                          Date                  No. of Shares     Price per Share       Effected
               ---                           ----                  -------------     ---------------       --------
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/12/95                     600             13.42          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/14/95                   1,100             13.41          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/15/95                   2,100             13.40          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/16/95                   3,500             13.27          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/19/95                   5,300             13.27          Open Market
- -----------------------------------------------------------------------------------------------------------------------
 Rockwood Partners, L.P.                     06/20/95                   4,500             13.25          Open Market
- -----------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------

                                  * Sale of Shares            (Page 2 of 2)